SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)

AMERICAN INDEPENDENCE CORP.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

026760 40 5

(CUSIP Number)

Mr. David T. Kettig

485 Madison Avenue, 14th Floor

New York, NY 10022

(212) 355-4141

(Name, Address, and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 5, 2016

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 026760 40 5

1.	Names of Reporting Persons. Independence Holding Company

2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) x
(b) o

3.	SEC Use Only

4.	Source of Funds (see Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6.	Citizenship or Place of Organization
Delaware

Number of Shares	7.	Sole Voting Power
Beneficially		2,800,795
Owned by Each
Reporting Person	8.	Shared Voting Power
With		0

	9.	Sole Dispositive Power
2,800,795

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,423,151(1)

12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row 11
91.8% (2)

14.	Type Of Reporting Person (See Instructions)
HC, CO

(1)  Of the shares reported, pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Independence Holding Company hereby disclaims beneficial ownership as to the 4,622,356 shares owned by its indirect, wholly owned subsidiary, Madison Investors Corporation.

(2)  Represents the percentage ownership based on 8,079,215 shares of common stock issued and outstanding as of September 30, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2015.

CUSIP NO. 026760 40 5

1.	Names of Reporting Persons. Madison Investors Corporation

2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(a) x
(b) o

3.	SEC Use Only

4.	Source of Funds (see Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6.	Citizenship or Place of Organization
Delaware

Number of Shares	7.	Sole Voting Power
Beneficially		4,622,356
Owned by Each
Reporting Person	8.	Shared Voting Power
With		0

	9.	Sole Dispositive Power
4,622,356

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,622,356

12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) o

13.	Percent of Class Represented by Amount in Row 11
57.2%*

14.	Type Of Reporting Person (See Instructions)
CO

*  Represents the percentage ownership based on 8,079,215 shares of common stock issued and outstanding as of September 30, 2015, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2015.

This Amendment No. 17 to Schedule 13D is filed by Independence Holding Company, a Delaware corporation (“IHC”), pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934.  This Amendment No. 17 to Schedule 13D amends and supplements the Schedule 13D (as previously amended, the “Schedule 13D”) originally filed with the Securities and Exchange Commission (the "SEC") on August 8, 2002 relating to the common stock, par value $0.01 per share (the “Common Stock”), of American Independence Corp., a Delaware corporation (the “Company”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following to the end thereof:

On January 5, 2016, IHC entered into a purchase and sale agreement, dated January 5, 2016, with Independence American Holdings Corp. and SR Corporate Solutions America Holding Corporation, pursuant to which (i) all of the membership interests of IHC Risk Solutions, LLC, an indirect, wholly owned subsidiary of the Company, would be sold to SR Corporate Solutions America Holding Corporation and (ii) all of the in-force stop-loss business of Standard Security Life Insurance Company of New York and Independence American Insurance Company produced by IHC Risk Solutions, LLC as of January 1, 2016, would be co-insured by Westport Insurance Corporation, all for an aggregate purchase price of $152.5 million in cash.  The purchase and sale is subject to certain closing conditions including applicable regulatory approvals.

On January 4, 2016, the Board of Directors of IHC preliminarily determined to take the steps necessary to take AMIC private in 2016.  Neither the sale transaction nor the going private transaction is connected with, or contingent upon, the other.

Item 7.  Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

10.1

Purchase and Sale Agreement, dated January 5, 2016, by and among Independence Holding Company, Independence American Holdings Corp. and SR Corporate Solutions America Holding Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-05270) dated January 5, 2016, filed with the SEC on January 6, 2016).

99.4

Agreement of Joint Filing

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 12, 2016

INDEPENDENCE HOLDING COMPANY

By:  /s/ _Teresa A. Herbert__________

Teresa A. Herbert, CFO and Sr. VP

MADISON INVESTORS CORPORATION

By:  /s/ David T. Kettig_____________

David T. Kettig, Sr. VP

EXHIBIT 99.4

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Amendment to Schedule 13D (the “Amendment”) to which this Agreement is attached as an exhibit, and agree that such Amendment, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 12, 2016.

INDEPENDENCE HOLDING COMPANY

By:  /s/ _Teresa A. Herbert__________

       Teresa A. Herbert, CFO and Sr. VP

MADISON INVESTORS CORPORATION

By:  /s/ David T. Kettig_____________

       David T. Kettig, Sr. VP